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David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

October 27, 2020

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 , filed on October 16, 2020

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on October 23, 2020 (the “Comments”), relating the Preliminary Proxy Statement on Schedule 14A filed on October 16, 2020 regarding WOA All Asset I (the “Fund”), a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence.

Q&A

Comment #1

In the response to the question, “What will happen if shareholders do not approve the New Advisory Agreement,” please put in the date of the expiration of the Interim Advisory Agreement.

Response #1

The Registrant has revised the proxy statement as requested.

Proxy Statement – Summary of the Proposal

Comparison of the Advisory Agreements

Comment #2

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LEGAL02/40186864v2

Where the disclosure states that the only differences between the New and Prior Advisory Agreements, “are parties, date of execution, effectiveness, term, clarifying references to securities including derivative instruments and the Fund’s borrowing costs being borne by the Fund, and an acknowledgment of the provision in the Declaration of Trust for EVIC, a Massachusetts business trust, limiting the personal liability of EVIC’s trustees and shareholders.” Please explain if any of the Fund expenses go up because the Fund is now responsible for borrowing costs. Please make it clear that that they are not shifting costs from the Adviser to the Fund.

Response #2

The Registrant confirms to the Staff that the differences in the Agreements will not result in additional expenses to the Fund as the Agreements are substantively the same. While the Fund has not engaged in borrowing, the costs of borrowing by the Fund has always been considered a Fund expense. In fact, borrowing costs have always been, and currently are, specifically excluded for reimbursement by the adviser under the expense limitation agreement. The addition to the advisory agreement was simply to clarify this point. Additionally, the acknowledgment of the provision in EVIC’s Declaration of Trust limiting the personal liability of EVIC’s trustees and shareholders puts EVIC’s trustees and shareholders in the same position as were the members and directors of Water Oak Advisors, the previous adviser, which was organized as a limited liability company.

Comment #3

Where the disclosure states that the only differences between the New and Prior Advisory Agreements include, “an acknowledgment of the provision in the Declaration of Trust for EVIC, a Massachusetts business trust, limiting the personal liability of EVIC’s trustees and shareholders.” Please explain to the Staff why this provision has been added to the New Advisory Agreement.

Response #3

The Registrant confirms to the Staff that the Agreements are substantively the same. The language referenced in the Staff’s Comment has been added to the New Advisory Agreement because it is a standard provision included in agreements involving entities organized as Massachusetts business trusts. As noted above, the provision puts EVIC’s trustees and shareholders in the same position as were the members and directors of Water Oak Advisors, the previous adviser, whose liability was limited because Water Oak was organized as a limited liability company.

Expense Limitation Agreement

Comment #4

Please clarify whether EVIC will be entitled to recoupment for any expenses waived by Water Oak.

Response #4

The Registrant confirms that there are no outstanding waivers by Water Oak subject to recoupment.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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